Exhibit 99.3

KORNIT DIGITAL LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Andrew Backman, Aviv Avidan Shalit and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on November 22, 2022, at the Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on December 29, 2022 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice (the “Notice”) and Proxy Statement (the “Proxy Statement”) of the Company relating to the Meeting.

The undersigned acknowledges receipt of the Notice and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposal 2), this proxy will be voted FOR such other proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 2, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned completes Item 2A, in which case this proxy will be voted FOR Proposal 2, as applicable).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 2 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 2, by checking the box “FOR” in Item 2A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, by checking the box “AGAINST” in Item 2A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
KORNIT DIGITAL LTD.
December 29, 2022
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

		FOR	AGAINST	ABSTAIN
1.	Approval of the compensation terms of Lauri Hanover, the Company’s new Chief Financial Officer	☐	☐	☐
2.	Approval of an amended package of employment terms for Ronen Samuel, the Company’s Chief Executive Officer, in order to increase his annual long-term incentive opportunity	☐	☐	☐

2A. By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 2 (in each case as defined in the Companies Law and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 2A]

		☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐
Signature of shareholder	Date	Signature of shareholder	Date

Note:   Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.